UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 18, 2025

FIRST COMMUNITY BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	000-19297	55-0694814
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 989 Bluefield, Virginia	24605-0989
(Address of principal executive offices)	(Zip Code)

(276) 326-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	FCBC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On December 18, 2025, Hometown Bancshares, Inc. (“Hometown”), sent a letter to its shareholders confirming the affirmative shareholder vote approving the merger (the “Merger”) of Hometown with and into First Community Bankshares, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger dated July 19, 2025 (the “Merger Agreement”), by and between Hometown and the Company. The letter also discusses procedural next steps for shareholders and a special dividend in January of 2026. A copy of the letter is attached hereto as Exhibit 99.1.

Completion of the Merger remains subject to the approval from the Virginia State Corporation Commission Bureau of Financial Institutions and other customary closing conditions. The parties currently expect the transaction to close in the first quarter of 2026.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1*	Letter to Hometown Shareholders dated December 18, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Furnished, not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 18, 2025	FIRST COMMUNITY BANKSHARES, INC.

	By:	/s/ David D. Brown
	Name:	David D. Brown
	Title:	Chief Financial Officer